Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: February 15, 2006

MITTAL

2005 Fourth Quarter results

15 February 2006

Disclaimer

MITTAL

No Offer

No offer to exchange or purchase any Arcelor shares will be made in the Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC's website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor's securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Agenda

MITTAL

• Mittal Steel business model	Lakshmi Mittal
• Results and guidance	Aditya Mittal
• Market prospects and outlook	Lakshmi Mittal
• Q&A	

MITTAL

The most successful company in the steel industry

Mittal Steel - The most successful company in the steel industry

MITTAL

- No.1 high quality steel producer with a crude steel capacity of more than 70 million tons per annum
- A truly global steel company with leading positions on four continents
- Strong vertical integration - World's 5th largest producer of iron ore
- Strong growth characteristics, high returns, and significant earnings diversification
- Annual revenues of US$28.1bn and net income of US$3.4bn in 2005
- Market capitalisation of US$24bn* with listings in New York and Amsterdam

* based on closing price February 13, 2006

Portfolio of high-quality assets

MITTAL

	Developed Markets	Developing Markets
Countries	• North America, Western Europe	• Algeria, China, Eastern Europe, Kazakhstan, South Africa, Ukraine
2005 Shipments	• 27.4mt*	• 26.3mt
Market Characteristics	• Stable economic growth • Higher cost structure • Focus on value-added products • Larger contract business	• Dynamic economic growth • Low operating costs • Lower value-added production • More spot sales
Mittal's Market/ Industrial Position	• #1 in North America – Over 50% contract business and 75% value-added products in Mittal USA – Rated #1 technically by Ford and GM – #1 supplier to automotive and white goods industry • Highly productive operations in Western Europe; value-added long products to automotive industry	• Strong footprint in low-cost production regions • Leader in Eastern Europe • Temirtau (Kazakhstan) and Kryvorizhstal (Ukraine) among the lowest cost steel operations globally • Strong vertical integration characteristics

A balanced portfolio of high-quality assets in various markets

* Pro forma for ISG

Uncontested technological leader in USA

MITTAL

- 50% of projected 2006 volumes provided by long-term contracts (up from 2005)
- Preferred North American supplier of the most demanding applications, e.g., automotive roofs
- Largest North American supplier of ultra-high-strength steels, including sophisticated martensitic grades and safety-critical parts (e.g., bumper stock)
- Largest supplier of exposed automotive sheet in North America
- More than 25% of sales direct to automotive OEMs; grew contract volumes at all major automotive accounts for 2006
- Pioneer in early-involvement programs with automotive designers; ranked No. 1 in technology by both Ford and GM in 2004 and 2005
- Largest supplier of heat-treated plate in the Americas; sole source of many proprietary grades of armor plate critical to defense requirements
- Largest North American supplier of motor lamination steel

NISSAN Ford Whirlpool TOYOTA Ball DaimlerChrysler GM CATERPILLAR Steelcase HermanMiller Electrolux HONDA

Growth opportunities in Developing Markets

MITTAL

Mittal Steel shipments in Q4 2005


Ukraine** 10%
Other 1%
Algeria 2%
South Africa 11%
Kazakhstan 6%
Czech Republic 5%
Romania 8%
Poland 9%
Trinidad 1%
Developed* 47%

Steel consumption per capita (kg/capita/year)


1000
800
600
400
200
0
Strong growth potential for Mittal Steel over the next 5 years
India
Kazakhstan
Macedonia
Bosnia
Algeria
South Africa
Ukraine
Romania
Mexico
Poland
Czech Republic
China
EU-15
USA
Japan
Taiwan
Korea

*North America and West Europe
** Represents 3x December shipments in Ukraine

Unrivalled exposure to growth markets

Source: Mittal Steel estimates on IISI

Diversification

MITTAL

Shipments by Product


Tin Plates 3%
Other Long Products 9%
Pipes, Tubes and Others 4%
HR 29%
Plates 6%
CR 12%
Slabs 9%
Wire Rod 10%
Coated 11%
Semi-Finished Long Products 6%

Total: 53.7mt*

Shipments by Geography


Asia/Africa 21%
Americas 47%
Europe 32%

Total: 53.7mt*

Strong diversification by product and geography

* Pro forma for ISG 2005

Global production and marketing network

- Operating plants in 16 countries, on 4 continents
- Mining operations
- Global sales/marketing network
- Leading positions in a number of markets

- Benefits of Global Presence
  - Service global customer base
  - Access to new markets and acquisition opportunities
  - Operating and geographic diversification
  - Optimize product and supply logistics
  - Purchasing leverage and access alternative supply sources



Operating Facility
Sales / Marketing Office
Mining Operations

Mittal Steel has a strong international presence

Raw materials integration

MITTAL

Mittal Steel Self-Sufficiency in Key Raw Materials



2004
After Current Projects
100
90
80
70
60
50
40
30
20
10
0
Coal
Iron Ore
Coke

- Mittal Steel has one of the strongest positions in raw materials among steel companies
  - Iron ore - 5th largest iron ore producer globally with a resource base of over 4.2 billion tonnes
  - DRI - Over 11 million tonnes of production capacity, high quality/low cost metallic substitutes
  - Coal - Significant captive source and over 1.5 billion tonnes of resources
  - Coke - Over 15 million tonnes of production capacity
  - Infrastructure - Deepwater ports, railway siding, engineering workshop
- Hedged from price increases in raw materials
- Mines located in close proximity to steel operations, considerable savings in logistic cost

Unique raw materials position among steel producers

Expertise in acquisitions and integration

MITTAL

Growing production through acquisitions...


Trinidad
Sibalsa
Sidbec
Karmet
Hamburger
Stahlwerke
Ruhrort
Hochfeld
Inland
Unimetal
Alfasid
Sidex
Nova
Hut
PHS
Hunedoara
BH Steel
Iscor
BG
Valin
Kryvorizhstal

- Unrivalled acquisition and integration experience supported by:
  - Implementation of Knowledge Management Program
  - Significant investment programs
- Strict investment criteria (driven by ROIC)

...Realizing full potential from asset base...


Steel shipments year prior to acquisition
In 2004
% change
703%
64%
Mexico
Kazakhstan
Romania
S Africa
Czech
Republic
Poland
Lazaro
Cardenas
Temirtau
Galati
S Africa
Ostrava
Poland

...and potential synergies*


$250m
$200m**
ISG
Kryvorizstal

A proven and successful model

* projected synergies
** Initial synergies

Continuous improvement and entrepreneurial culture

- Continuous operational improvements and innovation achieved through our industry recognised Knowledge Management Programme (KMP)
- Implement best practice in all disciplines through inter-company and industry wide benchmarking



Mittal Steel Europe* LTIFR
1.03
0.79
2004
2005
Gandrange
2.00
0.82
2004
2005

Continuous improvement and entrepreneurial culture driven by Mittal's Knowledge Management Programme

* Lost time injury rate - per 200,000 hours

Strong financial profile

MITTAL



Mittal Steel ROIC*
54.2%
23.9%
2004
2005



LTM EBITDA Margin**
35.2%
22.1%
20.6%
18.3%
14.6%
10.9%
Posco
Mittal Steel
Nippon Steel
Arcelor
US Steel
Corus

Source: Most recent public filings

- Strong financial returns at all points of the steel pricing cycle
- Solid investment grade credit ratings
- Debt/EBITDA of only 1.5x
- Significant free cash flow (US$ 3bn in 2005)
- Strong liquidity position (Cash and cash equivalents of US$2.1bn at year end 2005)

Financial strength to support continued growth

* Mittal Steel 2004 and 2005 pro forma for ISG. ROIC defined as operating income / (AR + Inventory + prepaid exp. - AP - accrued exp. + PP&E + other non-current assets)

** Last twelve months to September 30, 2005 for all companies

Results and guidance

Q4 Overview

MITTAL

- Profit increase in line with guidance
  - Net income in Q4 increased by 36% as compared with Q3
- Successful integration of Kryvorizhstal
- Cash flow from operations of US$1.1bn
- Net Debt reduced by US$ 0.47 bn before acquisitions
- Quarterly dividend increased by 25% to US$0.125/share to reflect underlying growth and cash-flow prospects

Results in line with Q4 guidance

MITTAL

Income Statement Data (US$ million, unless otherwise shown)	4Q 2005 (un-audited)	3Q 2005 (un-audited)	4Q 2004 (un-audited)
Sales	7,054	7,050	6,177
CoGS	5,642	5,816	4,017
SGA	282	254	294
Depreciation	259	215	141
Operating Income	871	765	1,725
Operating Margin	12.3%	10.9%	27.9%
Net Income	650	478	1,554
EPS (US$)	0.92	0.68	2.42
Total shipments, including inter-company shipments ('000 short tons)	13,642	12,976	10,097
Operating Profit per short ton (US$)	64	59	171

Volume increase in Americas and Europe

Shipments (short tons millions)

Americas


+6.4%
5.8
6.2
Q3 05
Q4 05

- Controlled volume increase to respond to stronger apparent demand
- Lower volumes in Mexico

Europe


+3.8%*
0.5
Kryvorizhstal
4.0
4.1
* Excluding Kryvorizhstal
Q3 05
Q4 05

- General seasonal volume recovery

Asia & Africa


-11%
3.2
2.8
Q3 05
Q4 05

- Volume reduction due to weak Chinese demand

Total volumes increased by 1.3% excluding Kryvorizhstal

Strong cost reduction in Europe

MITTAL

Steel price and cost by region per ton (base 100 for Q3)



Americas
Europe *
Asia & Africa
120
110
100
90
80
+3%
+3%
-1%
-10%
+10%
+3%
Q3 05
Q4 05
* Excluding Kryvorizhstal
MT Steel price (base 100)
MT Steel cost (base 100)

- No major price rise impact due to long term contracts
- Costs under control due to ISG synergies

- Cost reduction measures and lower input prices

- Price improvement due to product mix
- Unit cost increase linked to volume decline

Average price and cost per ton flat

Margin improvement

Operating margin

Americas


5.4%
6.1%
Q3 05
Q4 05

- Profit improvement in Mittal Steel USA
- Mexico impacted by low volume and high gas prices

Europe


2.1%
8.8%
Q3 05
Q4 05

- Significant recovery due to volume increase cost decline

Asia & Africa


28.1%
26.0%
Q3 05
Q4 05

- Asia & Africa operations impacted by weaker Chinese market

Group margin up from 10.9% to 12.3%

Q4 05 Net income

MITTAL

Q4 - From Operating profit to Net profit (US$ billions*)


0.03
0.87
0.06
0.09
0.10
Financing cost **
Tax
Minority
0.65
0.92
Operating profit and other income
Net profit
EPS

- Higher interest cost due to Kryvorizhstal acquisition financing and USD11m exceptional cost for early retirement of certain debts
- Low tax rate (11%) primarily due to release in valuation allowance and tax credits in some of our operating jurisdictions
- Minority interest increased with South Africa earnings

* Except EPS in US$
** Financing cost includes net gain from Forex

US$1.06bn cash-flow generated from operations

Simplified Net debt change (US$ billions)



1.74
1.06
0.43
4.89
0.14
0.02
6.16
Q3 Net debt
Cash-flow from operation
CAPEX
Acquisitions
Dividends
Others
Q4 Net debt

- Acquisition spending related to Kryvorizhstal and Zenica
- US$426m Capex leading to annual investment of US$1.2bn in 2005
- Dividend payout of US$ 143 million

Balance Sheet at end of 2005 and dividend proposal for 2006

MITTAL


2005 Simplified Balance Sheet
(US$ billions)
Fixed assets and other long term assets
19.4
Working capital
4.3
Assets
10.1
Shareholders' equity
1.8
Minority
5.6
Other liabilities
6.2
Net debt
Liabilities

- Quarterly dividend increased by 25% to US$0.125/share to reflect underlying growth and cash-flow prospects
- Quarterly dividend payment calendar: 15 March 06 - 15 June 06 - 15 Sep 06 - 15 Dec 06


Annualised dividend (US$/share)*
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.40
0.50
2005
2006

* Offer terms: Arcelor offer terms assume maximum Arcelor dividend per share of EUR 0.80

Kryvorizhstal successful integration

MITTAL

December Results for Kryvorizhstal

US$m (un-audited)	Dec 05
Sales	167
EBITDA	21
Depreciation	19
Operating profit	2

- Kryviy Rih operating results negatively impacted by US$19m of purchase accounting cost

Annualized revenue and cost cutting captured in Dec 05



250
200
150
100
50
0
Price improvement
Purchasing
173
125
47
200
100
100
Q4 05
End 2006 (original estimate)

- Achieved price synergy greater than forecast
- Additional price improvement expected to be achieved in Q1
- Additional purchasing synergies and operational efficiencies still to come

ISG synergies

ISG annualized synergies captured in 4Q 05 (US$m)



250
60
80
120
120
Q1 05
Q2 05
Q3 05
Q4 05
2007

During 2005, annualised synergies captured include:

- Purchasing - USD100m
  - Obtain best price available at various operations
  - Leverage volume
  - Use best practices for refractory, scraps and rolls
- Manufacturing - USD20m
  - Use best practices in combining operations at two closely located plants

Additionally, one-time cash savings from inventory reductions in scrap (USD60m in 2005) and iron ore (USD100m forecast in 2006)

US$1.7bn CAPEX projected** for 2006

MITTAL

Project	Location	Capacity	Comments	Completion
HD Galvanising line	USA	400 000 t	Upgrade	2006
HD Galvanising line	South Africa	120 000 t	New Build	2006
Hot strip mill	Poland	2 400 000 t	New build	2006
Color coating line	Poland	100 000 t	New Build	2006
Wire rod mill	Poland	750 000 t	Modernisation	2006
Cold rolling mill*	Temirtau	120 000 t	New Build	2005
Color coating line*	Temirtau	80 000 t	New Build	2005

Project	Capacity increase	Starting	Completion
Bosnia	+1 million tonnes	2007	2008
Kazakhstan	+1.5 million tonnes	2007	2009
	+1 million tonnes	2007	2010
Liberia	+10 million tonnes	2006	2007
	+5 million tonnes	2008	2009
Mexico	+2 million tonnes	2006	2007
	+1.5 million tonnes	2007	2008
Ukraine	+6 million tonnes	2007	2009

High return investments in value added products

- Added value investment completed at Temirtau
- Major investment in Poland to respond new demand from automotive industry

Investments in iron ore

- First phase of Bosnia expansion realised
- Liberia project to start end 2006

* Completed end of 2005
** Including productivity investment

Q405 vs Q106 Guidance

MITTAL

Americas	• Shipments up, price up, cost slightly up • Operating income higher
Europe	• Shipments up, prices flat, cost flat • Operating income higher
Asia/Africa	• Shipments flat, prices down, cost flat • Operating income down, primarily due to China impact
Total	• Shipment up by 10%, price flat, cost marginally higher • Higher operating income
Tax rate	• Normal rate (about 25%)

Market prospects and outlook

Market prospects

MITTAL

	2004	2005	2006
Market Dynamics	• Strong demand profile - China and global economy • Supply side constrained	• Global and China demand profile good • Excess production in China • De-stocking phase	• Global and China demand profile remain strong
Pricing	• Spot prices high	• Weaker spot prices • Long term contract prices negotiated higher due to 2004 strength	• Price recovery expected during 2006 - Long term contract prices expected to remain strong
Mittal Performance	• Record profits - US$5.3bn net income*	• Resilient results - EBITDA Margin of ~ 20% *	• Leverage to market recovery and internal growth initiatives

* Pro forma for ISG

Strong demand growth and production slowdown in China…

MITTAL

China economic growth and steel production



50
45
40
35
30
25
20
15
10
J-04
F-04
M-04
A-04
M-04
J-04
J-04
A-04
S-04
O-04
N-04
D-04
J-05
F-05
M-05
A-05
M-05
J-05
J-05
A-05
S-05
O-05
N-05
D-05
Inventory decline
Steel Production 3M y/y (%)
Chinese total fixed Investment 3M y/y (%)

Source: IISI and National Bureau of Statistic (PRC)

...has led to price stabilisation in China

MITTAL

Flat Products / HRC / China domestic FOB Shanghai (incl. 17% vat) RMB/T



6000
5500
5000
4500
4000
3500
3000
2500
2000
Sep 01
Jan 02
May 02
Sep 02
Jan 03
May 03
Sep 03
Jan 04
May 04
Sep 04
Jan 05
May 05
Sep 05
Jan 06

Source: SBB

Source: SBB

Market conclusion

MITTAL

Americas

- Real demand to remain stable
- Moderate imports
- Inventory to remain at low levels

Europe

- Real demand growth to recover progressively
- Moderate imports
- Inventory to remain at low levels

Asia & China

- Chinese real steel demand to continue to grow
- Chinese production growth to continue slowdown
- Chinese export to remain limited

MITTAL

Conclusion

Conclusion

MITTAL

- World industrial growth expected to improve progressively in 2006
- New initiatives and investment to maximise internal growth and return potential
- Offer to Arcelor shareholders to create a more sustainable and value creating steel leader